May 1, 2007

Adam Bauman
President
XTX ENERGY, INC.
1900 Glades Road, Suite 401
Boca Raton, FL 33431

Re: XTX ENERGY, INC.
Preliminary Information Statement on Schedule 14C
Registration No. 0-31757
Filed on March 30, 2007

Dear Mr. Bauman:

This is to advise you that we have reviewed your response letter dated April 19, 2007 and have the following comments:

1.   We note in your response to comment 1 that you filed a Schedule 14(f) on March 19, 2007 to disclose the asset purchase agreement that took place on March 16, 2007. On page 1 of the Schedule 14(f), you state the Schedule 14(f) was "mailed on or about March 16, 2007." In light of the fact that the asset purchase transaction closed before you mailed or filed the Schedule 14(f), please advise us how you complied with rule 14c-2(b). Also, please advise us why the Schedule 14(f) was the proper schedule on which to disclose the asset purchase agreement, rather than Schedule 14C.

2.   We note your response to comment 2. Please advise us why your Schedule 14(f) does not include the disclosure required by Item 14 of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director